PRELUDE THERAPEUTICS INCORPORATED

200 Powder Mill Road

Wilmington, Delaware 19803

November 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Michael Davis
Joe McCann

Re:	Prelude Therapeutics Incorporated, Registration Statement on Form S-3 (File No. 333-261019) filed November 12, 2021.

Requested Date: November 24, 2021

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Prelude Therapeutics Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Robert Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, to Ms. Forbess at (415) 875-2420.

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Sincerely,

Prelude Therapeutics Incorporated

By:	/s/ Kris Vaddi
Kris Vaddi
Chief Executive Officer

cc:	Kris Vaddi, Chief Executive Officer

Prelude Therapeutics Incorporated

Robert Freedman, Esq.

Julia Forbess, Esq.

Fenwick & West LLP